UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23 , 2017

Hospitality Investors Trust, Inc.
(Exact Name of Registrant as Specified in Charter)

Maryland	000-55394	80-0943668
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

450 Park Avenue, Suite 1400

New York, New York 10022
(Address, including zip code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (571) 529-6390

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

☒	Emerging growth company

☒	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01.	Other Events

Commencement of Tender Offers

On October 23, 2017, MacKenzie Realty Capital, Inc. (“MacKenzie”) advised Hospitality Investors Trust, Inc. (the “Company”) that MacKenzie had commenced a tender offer (the “MacKenzie Offer”) to purchase up to 300,000 shares of the Company’s common stock, par value $0.01 per share ( “Shares”), at a price of $5.53 per Share in cash. The expiration date of the MacKenzie Offer is December 8, 2017 (unless extended).

On October 25, 2017, the Company commenced a self-tender offer (the “Company Offer”) for up to 1,000,000 Shares at a price of $6.50 per Share. The Company Offer will be paid in cash, less the withholding of any applicable taxes and without interest, as further described in the Offer to Purchase, the Letter of Transmittal and other related materials that will be filed with the Securities and Exchange Commission (the “SEC”) by the Company as exhibits to an issuer tender offer statement on Schedule TO. Unless extended or withdrawn, the Company Offer will expire at 5:00 p.m., New York City time, on December 11, 2017. Upon expiration, payment for the Shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law.

The Company’s board of directors believes that both the MacKenzie Offer price of $5.53 per Share, and the Company Offer price of $6.50 per Share are well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent estimated net asset value per Share (the “Estimated Per-Share NAV”) of $13.20 per Share approved by the Company’s board of directors on June 19, 2017. The purchase price in the MacKenzie Offer is 58.1% lower than Estimated Per-Share NAV and the purchase price in the Company Offer is 50.8% lower than Estimated Per-Share NAV. If not for the MacKenzie Offer, the Company would not be making the Company Offer. The Company is making the Company Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of the Shares and acquire them from the Company’s stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer at a 17.5% premium to the MacKenzie Offer price. The Company Offer is in no way intended to suggest that $6.50 per Share is the fair value of the Shares.

Accordingly, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in the Company Offer or the lower MacKenzie Offer.

The Company’s board of directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares in either the Company Offer or the MacKenzie Offer and that an individual stockholder may determine to tender based on, among other things, his, her or its individual liquidity needs. In addition, the Company’s board of directors believes that in making a decision as to whether to tender Shares in either the Company Offer or the MacKenzie Offer, each stockholder should keep in mind that (a) there can be no assurance that the Company will reinstate a share repurchase program, on the same terms as the Company’s prior share repurchase program, which was terminated effective April 2017, or on other terms, (b) the Company has the right to amend, extend or, upon certain specified conditions, terminate the Company Offer, and (c) there can be no assurance as to when or if the Company will ultimately achieve a liquidity event and as to the terms of any such liquidity event.

On or about October 25, 2017, the Company began mailing a letter to its stockholders with respect to the foregoing recommendations and other matters related to the MacKenzie Offer and the Company Offer (the “Stockholder Letter”), a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The Company Offer is further described in, and will be conducted in accordance with the terms and conditions set forth in, the Offer to Purchase, the Letter of Transmittal and other related materials that are being mailed to stockholders together with the Stockholder Letter. Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, the Company urges stockholders to read carefully the information in or incorporated by reference into the Offer to Purchase, the Letter of Transmittal and other related materials that will be filed with the SEC by the Company as exhibits to an issuer tender offer statement on Schedule TO. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company by phone at (571) 529-6390 or by mail at 450 Park Avenue, Suite 1400, New York, New York 10022. The Company will promptly furnish to stockholders additional copies of the materials at its own expense. Stockholders may also contact their financial advisor for assistance concerning the Company Offer.

Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts included in this Current Report on Form 8-K, including statements concerning the Company’s plans, objectives, goals, beliefs, business strategies, future events, business conditions, the Company’s results of operations, financial position and the Company’s business outlook, business trends and other information are forward-looking statements. When used in this Current Report on Form 8-K, the words “estimate”, “anticipate”, “expect”, “believe”, “intend”, “may”, “will”, “should”, “seek”, “approximately” or “plan”, or the negative of these words and phrases, or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.

Forward-looking statements are not historical facts, and are based upon the Company’s current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond the Company’s control. The Company’s expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this Current Report on Form 8-K. Such risks, uncertainties and other important factors include, among others, the risks and uncertainties described under the Risk Factors included in the Company’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. The Company cautions you not to place undue reliance on any forward-looking statements, which are made as of the date of this Current Report on Form 8-K. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
99.1	Letter to Stockholders dated October 25, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOSPITALITY INVESTORS TRUST, INC.

Date: October 25, 2017	By:	/s/ Jonathan P. Mehlman
Jonathan P. Mehlman
Chief Executive Officer and President